Back **2012-02-22, 16:29:04, EST**

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Convertibl TGL.DB

Transaction Number	2033141		
Security designation	Convertible Debentures TGL.DB		
Opening balance of securities held	0		
Date of transaction	2012-02-22		
Nature of transaction	16 - Acquisition or disposition under a prospectus exemption		
Number or value of securities acquired	50000		
Unit price or exercise price		Currency	
Closing balance of securities held	50000	Insider's calculated balance	
Filing date/time	2012-02-22 16:29:00		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			